Filed Pursuant to Rule 253(g)(2)

File No. 024-12098

SUPPLEMENT NO. 6 DATED MARCH 18, 2024

MASTERWORKS VAULT 1, LLC

This Supplement No. 6 dated March 18, 2024 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 1, LLC (the “Company”) (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”). This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of December 31, 2023. In addition, the Median Repeat Sale Pair Appreciation metric is now reflected only if there are at least 15 repeat sale pairs identified in the database. Accordingly, the Sharpe Ratio, Record Price Appreciation and Median Repeat Sale Pair Appreciation for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Herman Bas	N/A
Alighiero Boetti	0.77
George Condo	0.74
Lynne Mapp Drexler	N/A
Günther Förg	1.07
Carmen Herrera	N/A
Alex Katz	0.51
Kerry James Marshall	N/A
Yoshitomo Nara	1.50
Elizabeth Peyton	N/A
Gerhard Richter	0.71
Kazuo Shiraga	0.80
Zao Wou-Ki	0.75

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Herman Bas	20.9%	$75,000	May 11, 2006	$2,151,003	December 31, 2023
Alighiero Boetti	25.7%	$2,100	April 29, 1988	$7,400,000	December 31, 2023
George Condo	22.8%	$2,500	May 6, 1986	$5,805,900	December 31, 2023
Lynne Mapp Drexler	59.1%	$50	April 19, 2002	$1,200,000	December 31, 2023
Günther Förg	11.4%	$38,000	May 8, 1990	$1,426,635	December 31, 2023
Carmen Herrera	30.6%	$25,000	November 20, 2006	$2,400,000	December 31, 2023
Alex Katz	12.9%	$28,000	May 9, 1984	$3,444,098	December 31, 2023
Kerry James Marshall	35.8%	$80,000	March 16, 2006	$18,500,000	December 31, 2023
Yoshitomo Nara	35.6%	$30,000	May 15, 2002	$21,673,640	December 31, 2023
Elizabeth Peyton	27.2%	$6,000	November 17, 1999	$2,000,000	December 31, 2023
Gerhard Richter	24.4%	$7,386	June 26, 1984	$41,142,600	December 31, 2023
Kazuo Shiraga	24.6%	$12,050	December 19, 1993	$8,952,716	December 31, 2023
Zao Wou-Ki	30.6%	$1,800	February 23, 1985	$57,491,550	December 31, 2023

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Herman Bas	N/A	N/A	N/A	N/A
Alighiero Boetti	11.8%	45	December 1, 1994	December 8, 2022
George Condo	15.2%	95	May 7, 1991	December 8, 2023
Lynne Mapp Drexler	N/A	N/A	N/A	N/A
Günther Förg	19.4%	53	November 7, 1990	December 2, 2023
Carmen Herrera	N/A	N/A	N/A	N/A
Alex Katz	9.3%	42	May 4, 1989	June 28, 2023
Kerry James Marshall	N/A	N/A	N/A	N/A
Yoshitomo Nara	19.6%	62	September 23, 2003	November 29, 2023
Elizabeth Peyton	N/A	N/A	N/A	N/A
Gerhard Richter	11.6%	161	June 30, 1981	December 4, 2023
Kazuo Shiraga	14.6%	46	July 2, 2003	November 29, 2023
Zao Wou-Ki	14.6%	111	March 21, 1984	November 29, 2023